GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

April 15, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Juhl Wind, Inc. Registration Statement on
Form S-1 File No. 333-154617 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Juhl Wind, Inc., a Delaware corporation (the “Registrant”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 2 to the captioned Registration Statement on Form S-1, No. 333-154617 (as amended, the “Amendment”), for the registration of 1,700,000 shares of the Registrant’s common stock to be offered by holders of common stock and Series A warrants under a selling stockholder resale prospectus, including one complete copy of the exhibits listed in the Amendment as filed therewith.

Four courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff of the SEC (the “Staff”) for its convenience (attention:  Erin Martin, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the Staff of the SEC by letter, dated February 12, 2009 (the “Comment Letter”) with respect to the Registration Statement.

The Registrant wishes to be in a position to request acceleration of the effective date of the Registration Statement as soon as possible, but not later than April 30, 2009.

To facilitate the Staff’s review, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

General

1.
We note that you are registering the sale of 15,521,893 shares.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C.

If you disagree with our analysis, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(4)(i) of Regulation C.  In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying, the warrants and preferred stock upon exercise or conversion; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

In response to the Staff’s comment, the Registrant has amended the Registration Statement to reduce the number of shares of common stock being registered from 15,521,893 shares to 1,700,000 shares.  The Registrant believes that the reduced number of shares being registered relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, is sufficient such that the transaction should now be characterized as a secondary offering.

2.
We note your response to comment 2 in our letter dated November 28, 2008.  Please include this table and the accompanying disclosure in your prospectus.  This information will provide your potential investors with better clarity about possible payments to the selling shareholders.  Please also explain why you agreed to reimburse Vision Opportunity Master Fund’s closing costs.

As requested by the Staff, the Registrant has included such table and the accompanying disclosure in its prospectus (with some minor modifications to the table that the Registrant believes provide its potential investors with better clarity regarding the information contained therein).  The Registrant has also explained why it has agreed to reimburse Vision Opportunity Master Fund’s closing costs.  Please refer to page 56 of the Amendment (and footnote 1 to the table), which reflects the revisions.

3.
We note your response to comment 3 in our letter dated November 28, 2008.  Please include this table and the accompanying disclosure in your prospectus.  This information will he helpful to your potential investors.

As requested by the Staff, the Registrant has included such table and the accompanying disclosure in its prospectus (with some minor modifications to the table that the Registrant believes provide its potential investors with better clarity regarding the information contained therein).  Please refer to page 57 of the Amendment, which reflects the revisions.

4.
We note your response to comment 4 in our letter dated November 28, 2008.  The amounts listed in column E do not appear to be accurate.  Please clarify how you calculated these amounts.  Furthermore, as requested in our comment, please tell us as a percentage the total amount of all possible payments as provided in response to comment 2 in our letter dated November 28, 2008 and the total possible discount to the purchase price of the preferred stock and the exercise price of the warrants as provided in response to comment 3 in our letter dated November 28, 2008, divided by the net proceeds to the issuer from the sale of the warrants and convertible preferred stock.  Also, please include this information in the prospectus.

The Registrant has revised the table provided in response to comment 4 in the Staff’s letter dated November 28, 2008 such that (i) it sets forth the total possible payments and the total possible profits that each selling stockholder that participated in the 2008 private placement could realize upon conversion of the Series A convertible preferred stock and exercise of the Series A warrants and (ii) the amounts listed in Column E have been deleted.  As a percentage of net proceeds to the issuer, the total amount of all possible payments and the total possible discount to the purchase price of the preferred stock and the exercise price of the warrants is 6.5% and 7.7%, respectively.  As requested by the Staff, the Registrant has included all such information in its prospectus.  Please refer to page 57 of the Amendment, which reflects the revisions.

Summary, page 1

Our Community Wind Farm Portfolio, page 3

5.
Please refer to the third paragraph of this section.  You state that you have 16 community wind projects in development.  Elsewhere in the prospectus, however, you state that you have 21 community wind projects in development.  Please revise or advise.

The Registrant has revised the prospectus to reconcile the number of community wind projects in development.  Please refer to pages 1, 22 and 28 of the Amendment, which reflect the revisions.

About this Offering, page 4

6.
We note your disclosure that the number of shares being registered under this registration statement constitutes 47.1% of the total amount of common stock outstanding.  We also note your disclosure on page 6 that the total amount of common stock outstanding is 20,050,000.  Please recalculate this percentage without including the shares of common stock issuable upon the conversion of the series A preferred stock and the exercise of the warrants.

As requested by the Staff, the Registrant has recalculated this percentage without including the shares of common stock issuable upon the conversion of the series A convertible preferred stock and the exercise of the warrants.  Please refer to page 4 of the Amendment, which reflects the revisions.

Risk Factors, page 7

Risks Related to Our Business and Industry, page 7

“The federal government may not extend or may decrease tax incentives . . . .,” page 8

7.
In this risk factor, you discuss the potential risk to you if the federal PTC is not extended or renewed when it expires on December 31, 2008.  Please update this risk factor to indicate whether the PTC was extended or renewed and whether any changes were made to it that would affect your business.

As requested by the Staff, the Registrant has updated this risk factor to indicate that the PTC was extended and whether any changes were made to it that would affect its business.  Please refer to page 9 of the Amendment, which reflects the revisions.

Risks Related to Our Common Stock, page 16

“If we do not timely file and have declared effective . . . .,” page 16

8.
We note that by the terms of your registration rights agreement, in the event that we performed a full review, you are required to file and have declared effective the registration statement by January 20, 2009.  However, in Exhibit 10.2, the amendment to your registration rights agreement appears to state that you have until February 19, 2009 to have this registration statement declared effective.  Please revise or advise.

The Registrant has revised the prospectus to clarify that in the event that the Staff performs a full review of the Registration Statement, the Registrant had until February 19, 2009 to have the Registration Statement declared effective.  Since the Registrant was unable to meet this deadline, the Registrant has further revised the Registration Statement to reflect the terms of a subsequent agreement that was entered into on March 27, 2009 further extending this deadline.  The agreement amending the registration rights agreement has been filed as Exhibit 10.10 to the Amendment.  Please refer to page 17 of the Amendment, which reflects the revisions.

Equity Compensation Plan Information, page 20

9.	Please update this table to reflect equity compensation plan information for 2008.

As requested by the Staff, the Registrant has updated the equity compensation plan table to reflect information for 2008.  Please refer to page 21 of the Amendment, which reflects the revisions.

Management’s Discussion and Analysis of Financial Condition . . ., page 21

Results of Operations -- Nine Months ended September 30, 2008 Compared to Nine Months ended September 30, 2007, page 22

Revenue, page 23

10.
We note your response to comment 20 in our letter dated November 28, 2008.  While you provided examples to the types of services provided, you did not discuss how the timing of services changed.  Please revise.

As requested by the Staff in comment 20 of its letter dated November 28, 2008, the Registrant has revised the narrative discussion of “revenue” in the MD&A such that it better describes the changes between periods.  Please refer to pages 23-24 of the Amendment, which reflect the revisions.

Business, page 28

Industry and Market Review, page 29

11.	On page 30, you state “[t]hat new capacity will generate 16 billion kilowatt hours of clean, cost-effective electricity in 2008 . . . .” Please provide the basis for this statement.

As requested by the Staff, the Registrant has provided the basis for such statement.  Please refer to page 30 of the Amendment, which reflects the revisions.

Our Community Wind Farm Portfolio, page 33

12.
We note that you have developed 11 wind farms in the Buffalo Ridge area, which total 117 megawatts.  In the table presented, you indicate that 84 megawatts is produced by “Existing Wind Farms.”  Please clarify what you mean by “Existing Wind Farms” and revise any inconsistent disclosure about such farms’ megawatts capacities.

As requested by the Staff, the Registrant has revised its disclosure to (i) replace the reference to “existing wind farms” with “completed wind farm developments” and (ii) reconcile the inconsistencies in the disclosure.  Please refer to pages 1, 3, 22, 28 and 33 of the Amendment, which reflect the revisions.

Sales and Marketing, page 34

13.
We note your response to comment 26 in our letter dated November 28, 2008.  Please explain why you filed a form of administrative services agreement instead of the actual agreements as exhibits to your registration statement.

The Registrant filed a form of administrative services agreement instead of the actual agreements as exhibits to the Registration Statement because it has multiple administrative services agreement in place on substantially the same terms and conditions.  If and to the extent that there are particular provisions in such administrative services agreement whose disclosure in an exhibit is necessary to an investor’s understanding of such administrative services agreement, the Registrant has advised us that it will file the actual administrative agreement as an exhibit to the Registration Statement.

Executive Compensation, page 46

14.	Please update this disclosure with your 2008 compensation arrangements.

As requested by the Staff, the Registrant has updated this disclosure with its 2008 compensation arrangements.  Please refer to page 48 of the Amendment, which reflects the revisions.

Compensation of Directors, page 47

15.	Please update this disclosure with your 2008 compensation arrangements.

As requested by the Staff, the Registrant has updated this disclosure with its 2008 compensation arrangements.   Please refer to page 49 of the Amendment, which reflects the revisions.

Financial Statements and Notes

Years Ended December 31, 2007 and 2006 for DanMar & Associates, Inc. and Juhl Energy Development, Inc.

Note 1, Summary of Significant Accounting Policies

Revenue Recognition, page F-8

16.
We have read your response to comment 43 in our letter dated November 28, 2008.  Consistent with paragraph 18 of EITF 00-21, please expand your disclosures to include the information noted in your response.

As requested by the Staff, the Registrant has expanded its disclosures to include the requested information required by EITF 00-21.  Please refer to pages F-11-12 of the Amendment, which reflect the revisions.

Note 9 Subsequent Events, pages F-11

17.
We have considered your response to comment 45 in our letter dated November 28, 2008 and reviewed your revised disclosures.  We note that you paid $16,313 to acquire 75% of Community Wind Development Group, LLC (Community).  Your consolidated statement of cash flows on page F-16 only reflects the $13,108 cash received in the acquisition.  Note that cash expenditures for acquisitions should be reported net of any cash acquired.  Please clarify how the $16,313 payment is reflected on your statement of cash flows or revise accordingly.

In connection with the audit of the Registrant’s financial statements for the year ended December 31, 2008, the Registrant reviewed and revised its disclosure and treatment of the acquisition of Community Wind Development Group, LLC (“Community”), a Minnesota corporation with whom Dan Juhl had a 25% ownership interest.  The Registrant did not incur a cash outlay of $16,313 as previously disclosed in a subsequent event footnote to its 2007 audited financial statements. The Registrant has modified its disclosure to reflect the accounting of the $5,438 in net assets received as a contribution to capital, and believes that it has appropriately reflected the approximate $13,000 net cash received in the statement of cash flows.  Please refer to page F-7 of the Amendment, which reflects the revisions.

18.
We have considered your response to comment 46 in our letter dated November 28, 2008. Based on the information provided in the 8-K dated on June 24, 2008, it appears My Health is an operating company that meets the definition of a business outlined in EITF 98-3.  As such, it is unclear how you determined My Health was a shell company at the time of acquisition given your description that the disposition look place a nano-second after the merger.  Given that My Health is an operating company, it appears more appropriate to account for the transaction as a reverse merger rather than as a recapitalization.  In this regard the net assets acquired should be recorded at fair value.  Upon disposition, the difference between the fair value received for the assets and the recorded values would be accounted for as a gain/loss on disposal in accordance with SFAS 141.  Please advise.

The Registrant concurs with the Staff that My Health and Safety (“My Health”) was an operating company that met the definition of a business outlined in EITF 98-3.  My Health was a subsidiary of MH&SC, a holding company with no operations.  The spin off of My Health from MH&SC occurred simultaneously with the share exchange transaction and was negotiated as a condition of the share exchange transaction.  Accordingly, Juhl Energy Development, Inc. (“JEDI”) and DanMar and Associates (“DanMar”) were merged with and into the holding company (MH&SC) with no operations.  The owners of DanMar and JEDI did not have control or operate these assets in My Health at any time prior to or after the share exchange transaction and could not dictate the selling price of them.  In essence, JEDI and Dan-Mar were merged into an operating shell (recapitalization).

The Registrant further advises the Staff that even if My Health was considered purchased by the Registrant and later sold, the fair value of the assets purchased and sold were nominal.  The Registrant has reviewed the assets and liabilities from My Health and based on the purchase and sale price estimates that the maximum amount of gain that could have been recorded was approximately $35,000 (based on an approximate fair value of total liabilities of $78,000 and total assets of $43,000).

19.
We have considered your response to comment 47 in our letter dated November 28, 2008.  We note you have identified Juhl Energy Development, Inc, (Juhl) as the accounting acquirer.  However, we also note you continue to present historical financial statements for Juhl and DanMar and Associates (DanMar) (collectively known as the Companies) on a combined basis.  Please expand Note 1 to your annual audited financial statements to clearly describe your basis under ARB 51 for presenting the predecessor financial statements on a combined basis.  In this regard you should explain the management ownership structure of both entities and how they meet the definition of common control or management put forth in paragraphs 22-23 of ARB 51.  In addition, expand your disclosures in paragraph 3 to Note 1 of your interim financial statements to clarify the historical information is based on predecessor financial statements of Juhl and DanMar on a combined basis.  Lastly, tell us the ownership structure of Juhl Wind, Inc. prior to the transaction.

As requested by the Staff, the Registrant has expanded Note 1 to its annual audited financial statements as requested.  Please refer to pages F-8-9 of the Amendment, which reflect the revisions.  As of the date of the Amendment, the interim financial statements are not required to be included and have been deleted.

Prior to the share exchange transaction, the Registrant had 6,265,000 shares of common stock, and no shares of preferred stock, issued and outstanding as follows: (i) 5,000,000 shares of common stock held by the Vision Opportunity Master Fund (or their affiliates) and (ii) 1,265,000 shares of common stock held by non-affiliated public stockholders.

20.
Further to our above comment, we note from your disclosure in paragraph 3 of Note 1 to your interim financial statements that the financials have been prepared as if DanMar and Juhl Energy had always been the reporting company.  Expand your disclosures to clearly state the basis for this presentation.  It appears the transfer of shares among Juhl and DanMar were treated as a transfer between entities under common control and accounted for at book value using the guidance in paragraphs D11-D18 of SFAS 141.  Please advise.

As noted above, as of the date of the Amendment, the interim financial statements are not required to be included and have been deleted.  However, in response to the Staff’s comment, the Registrant has revised the disclosure in Note 1 to its audited financial statements to state the basis for the presentation of information as if DanMar and JEDI had always been the reporting company.  Please refer to pages F-8-9 of the Amendment, which reflect the revisions.

The transfer of shares among JEDI and DanMar were treated as a transfer between entities under common control and accounted for at book value using the guidance in paragraphs D11-D18 of SFAS 141 because Dan Juhl owned a controlling interest in DanMar and JEDI, and subsequently in Juhl Wind.  Because of the common control by Dan Juhl, the transaction is accounted for similar to pooling of interests and the assets and liabilities are accounted for at their historic book value.

Nine-Months Ended September 30, 2008 and 2007 for Juhl Wind, Inc.

Consolidated Statement of Changes in Stockholders’ Equity, page F-15

21.
We have read your response to comment 48 in our letter dated November 28, 2008 and reviewed the corresponding revisions to your statement of stockholders’ equity.  If Juhl (private operating company) is the accounting acquirer and the surviving entity after the reverse merger with My Health (public operating company) and common control merger of DanMar (private operating company), the statement of stockholders’ equity of Juhl should be retroactively restated to reflect the exchange ratio established in the merger agreement (i.e. the ratio of the number of shares issued by My Health in exchange for the number of shares of Juhl), with differences in par value adjusted to additional paid-in capital.  It is unclear why shares of MH&SC not acquired in the exchange are included in the consolidated statement of changes in stockholders’ equity.

The Registrant has adjusted retroactively the statement of stockholders’ equity to restate the exchange ratio for shares issued in the transaction.  In addition, the statement of stockholder’s equity also reflects shares which were outstanding in MH&SC prior to the share exchange transaction and remained outstanding following the consummation of the share exchange transaction.  There were 2,500,000 shares of MH&SC outstanding at the share exchange transaction date, which are included in the statement of stockholders’ equity. Please refer to page F-5 of the Amendment, which reflects the revisions.

Note 7 Subsequent Event, page F-23

22.
We note that on October 31, 2008, you acquired Next Generation Power Systems, Inc. (Next Generation) for an aggregate purchase price of $322,500.  Please tell us how you considered the guidance in Rule 8-04 of Regulation S-X in determining whether you need to provide any financial statements for Next Generation.

The Registrant has determined that its acquisition of Next Generation Power Systems, Inc. (“NextGen”) will require the Registrant to file with the Commission financial statements for the periods required by Rule 8-04 of Regulation S-X.  The Registrant intends to include these financial statements in an amendment to its Current Report on Form 8-K dated November 4, 2008, that it will file as promptly as practicable.

23.
Further to our above comment related to your acquisition of Next Generation and the commercial building, please clarify how you determined the fair value of the unregistered shares of common stock issued.  Reference is made to paragraphs 22 and 23 of SFAS 141 and EITF 99-12.

The Registrant determined the fair value of the unregistered shares of common stock based on a discount to the trading price of the shares of NextGen on the OTC Bulletin Board (“OTCBB”), which the Registrant believed approximated the fair value of the underlying shares exchanged in connection with the transaction.  On October 16 and October 17, 2008, the time period during which negotiations of the transaction were occurring, the closing price of the Registrant’s shares on the OTCBB were $3.80 and $3.70, respectively.  The Registrant discounted the closing prices to arrive at the $3.50 per share amount used in both transactions.  The Registrant has advised us that it has followed the guidance of EITF 99-12 by using a reasonable but short period of time before and after the terms of the acquisition were agreed.

Part II - Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities

24.
We note from your MD&A section that you issued shares for services in the amount of $62,500 and warrants for services in the amount of $63,400.  Please include these transactions in this section.  Please refer to Item 701 of Regulation S-K for guidance.

As requested by the Staff, the Registrant has included such transactions in Item 15 as required by Item 701 of Regulation S-K.  Please refer to page II-2 of the Amendment, which reflects the revisions.

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Registrant as soon as the SEC has reviewed this letter and its enclosures and has advised the Registrant that no further issues remain outstanding.  At the time of the request, the Registrant will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and Staff comments.  The Registrant does not expect to rely on Rule 430A.  As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided.  We believe that all other supplemental information requested by the Staff has been provided with this letter.

Should any member of the SEC’s Staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (212-801-9221).

Very truly yours,
/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Erin E. Martin, Esq., Staff Attorney
Mr. Wilson Lee, Accounting Reviewer
Tom Kluck, Esq., Branch Chief
Division of Corporation Finance

Mr. John P. Mitola
Juhl Wind, Inc.